Filed Pursuant To Rule 433

Registration No. 333-275079

April 17, 2024

NYSE: Digital Assets, ETFs, and Bitcoin

CO-FOUNDER, THE ETF INSTITUTE, NATE GERACI: I am president of the ETF Institute and I wanna specifically welcome all of the certified ETF advisor, uh, designation holdees, everybody who's obtained that designation, and anybody who has not yet obtained that designation, I would encourage you to go check out the, uh, ETF Institute link at etfcentral.com. Uh, the ETF uh, institute offers a C-E-T-F, uh, designation. It's the gold standard in the industry. We offer a full curriculum all of the foundational knowledge around ETFs. So if you haven't yet obtained that and it's something that you're interested in, I would encourage you to, uh, to take a look. I could not be more excited about our panel today and the topic that we're covering, which is Digital Assets and Digital Asset ETFs. We have just an amazing group of experts to cover this. Let me introduce everybody first. We have Maital Legum, who is, I would say the Queen of ETFs. Uh, she's director of Exchange traded products at the New York Stock Exchange. We have David LaValle, who's managing director, Global Head of ETFs at Grayscale Investments. We have Simeon Hyman, who's a global investment strategist and head of investment strategy at ProShares. And of course, Matt Hogan, chief Investment Officer at Bitwise Asset Management. Welcome everybody.

EVERYONE: Thanks. Thank you. Thank you for having us.

GERACI: Okay, so I think everyone here knows that the, again, this is a topic that is near and dear to my heart, but this is also a topic in Digital Asset ETFs that I think is front of mind for, um, investors and specifically advisors. And there's a lot we're gonna cover today. We're gonna talk about, uh, due diligence of the existing products that are on the market, specifically spot Bitcoin ETFs. Um, I want to talk about the investment case for Bitcoin itself and perhaps look ahead and talk about some other digital asset ETFs. But I wanna start by first just getting everybody's perspective on the debut of spot Bitcoin ETFs. You, you look right now, we've had over $12 billion of net inflows into the products. Many people have called this the most successful ETF launch in history, which I think if you look at these products cumulatively, uh, it, it'd be difficult to dispute that. And so I'd just like to get everybody's perspective. We're three months in now. Uh, what, what, what have you seen as you've looked at the debut of ETFs? And, and Matt, I wanna start with you.

CHIEF INVESTMENT OFFICER, BITWISE ASSET MANAGEMENT, MATT HOUGAN: Yeah, well, thanks for having me. Excited to be here. I think there are three big takeaways from the launch of these ETFs. As you mentioned, it's the most successful ETF launch of all time, right? By far and away in terms of asset gathering over three months, more than the most successful ETFs gathered in their first year. So there is huge demand. The second big takeaway is that these ETFs have worked exceptionally well from top to bottom, from largest to smallest. They've been buying and securing Bitcoin in a safe manner, and trading at extremely tight spreads and extremely low premiums and to discounts. So it's been a win for the ETF wrapper. And the third thing is, it's been great for investors. These have dramatically lowered the cost, raised the ease of access, and improved the security for how most people access Bitcoin. So it's been a win from the issuer's perspective, a win from the ETF industry's perspective, and most importantly, a win from the investor's perspective. It's been phenomenal

GERACI: Maital, your perspective.

DIRECTOR OF EXCHANGE TRADED PRODUCTS, NYSE, MAITAL LEGUM: Sure. So, uh, thank you for having me. And you know, for those who, who don't know, like the New York Stock Exchange is no stranger to brand new asset classes and innovation, and, you know, we have been working for better part of the last decade to, to get these done. And it's, uh, it was certainly, uh, much, I mean, personally, a lot more successful, and I mean, way beyond anything we could have imagined. Um, and, you know, for those who aren't following, um, it was kind of first time that we saw so many ETFs, uh, launch in one day, and the SEC approved them in one approval order, which I personally have, have never seen, uh, even after 3000 or plus, uh, ETFs. And so, um, definitely something that everyone was watching really closely. And, uh, and I think it really lived up to the expectations.

GERACI: David, uh, Grayscale has obviously had digital asset products in the marketplace for quite a while. I'm curious, just given that, uh, backdrop, what was your perspective on the debut of spot Bitcoin ETFs?

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Well there's two things. I mean, I agree with everything that both Maital and, and Matt had had said already. But the things that I would add and layer into that, I mean, we're at the New York Stock Exchange right now. Um, we had been in conversations with the New York Stock Exchange through three different presidents of the New York Stock Exchange, and we finally got it done. So we're excited about that. Um, but kind of layering into the, the point that Matt had made, there's also like an element of the industry showing up and, you know, there's a lot of focus on, um, the asset managers and, and the secondary focus on kinda the regulatory process. Um, but the truth of the matter was that in the six weeks leading up to this launch everybody showed up. It was, you know, you know, all sorts of, you know, 40 Act Council and 33 Act Council, and, you know, APs and market makers and trading firms and custodians, um, and administrators. And we were, we were really all put to the test. And I always like to say the ETF industry is a resilient bunch. And if there was ever an opportunity to show that we're all a resilient bunch and, and problem solvers at the heart of what we're trying to do, this was the perfect example of it. And the, and the last point that I would make is that, um, you know, Maitel made a point that was really important, which is we had never seen, you know, 10 issuers come to market with the same product on the same day. So in that sense, it was, you know, um, unprecedented. But this product is just a proof point of what ETFs have been doing for 30 plus years, which is to democratize an asset class and bring it into an investment wrapper that's been battle tested and has been, you know, successfully utilized as building blocks for clients' portfolios. And so in that sense, it was, you know, kind of, you know, the same old business that ETFs have been doing for a long time.

GERACI: David, we're gonna get into, uh, due diligence of spot Bitcoin ETFs, but one thing I'm curious about is if you look at the Grayscale Bitcoin trust Mm-Hmm. <affirmative>, it's had somewhere around $16 billion in outflow since the debut of, of these products now Mm-Hmm. <affirmative>, I've seen, uh, your CEO Michael Sonnenshein, yourself, you have certainly been out in the media explaining that, look, GBTC had a lot of different investors already in the product with different motivations. Mm-Hmm. <affirmative>. But from the perspective of an investor, if they see those outflows, I'd love to have you just comment on that and, and, and you know what your take has been on those over the past three months.

LAVALLE: Yeah. So there's a number of differentiating characteristics when you look across the universe of products. Um, the ones that I would point to for us is we have a 10 year track record that we came to market, um, and we actually had a product that we were up uplisting. So we had a hundred percent market share. We didn't anticipate to continue to have a hundred percent market share. Um, and, you know, this is something that, um, you know, we, we anticipated given the fact that, um, there was a number of different holders in our product and a number of different, um, you know, outflows that we anticipated as a result of GBTC being held by, um, some bankruptcy estates that, you know, came due as a result of some of what we saw in the kind of crypto winter. And then we also had a number of, uh, institutional, you know, traders that were taking on positions when the product was trading at a, at a discount to its net asset value. We made a commitment to our investors to uplist this product to become an ETF, so that would more closely and tightly track its net asset value, which we did. And it gave the opportunity for those investors to, to unwind those positions. So we anticipated those outflows

GERACI: Simeon I wanna bring you in here. You know, you have a unique perspective because ProShares, to some degree paved the way here by launching, uh, futures based Bitcoin ETFs back in October of 2021, where the ProShares Bitcoin strategy ETF ticker BITO uh, how have you viewed the debut spot Bitcoin ETFs?

GLOBAL INVESTMENT STRATEGIST AND HEAD OF INVESTMENT STRATEGY, PROSHARES, SIMEON HYMAN: You know, it was funny sitting with all of us just chatting before, uh, before we kicked off the panel as being the incumbent proshares. We're, we're usually the guys doing something brand new. So being the incumbent is sort of a, a new position for, for us to talk about. But, uh, we're pretty darn happy. Uh, people didn't know. We, we, we, we launched BITO 2 and a half years ago driven by futures. That's what the regulators allowed. And upon the launch of the spot ETFs, you know what, we got two and a half billion dollars. We're bigger than we've ever been. We have volume up there with the largest of the spot folks, and there's some enduring differentiating characteristics that some folks need and want. We're a 40 ACT fund, there are options on it. We trade tight to the NAV, and, uh, the underlying is regulated. That's still a thing for folks. So, uh, we're really pleased to continue to be offering it, and it still has an important utility for people out there.

GERACI: Okay. So for all the investors and advisors that are watching this right now, I'll tell you in conversations that I've had, uh, there's a lot of discussion around whether or not to even invest in a digital asset like Bitcoin. And as long as I've been covering, uh, really the investment space period, I'm not sure I've seen a more polarizing topic. If you talk to, you know, 10 investors and advisors, you're gonna get some that say, uh, Bitcoin is the future of money. It's a digital store of value. This is digital gold. And then you're gonna get other investors and advisors who are gonna say, this is a complete scam, this is vaporware. Uh, they don't want anything to do with it. And so I want to talk about the investment case for Bitcoin in particular. And Matt, I'll start with you on that.

LAVALLE: Can, can I actually, I'm sorry to pause <laugh>. I, I, I would love him to do that as well, but, but I'm, I'm actually gonna gonna in-insert like a thing that is almost before the, the investment case for Bitcoin. Um, and I think it's a good precursor to what I've heard Matt talk about, and he does a wonderful job time job talking about it. What, what I would say is that the ETF coming to market has forced the conversation where advisors and financial professionals need to have an opinion. And for a long time, it was very easy for financial professionals to say, well, you want to know what, this opportunity to have some Bitcoin doesn't, isn't permitted on my platform. I'm not even able to focus on this to put it into my client's portfolios. And so the opportunity for financial professionals to essentially just shrug their shoulders or bury their head in the sand was an easy thing for them to do. With the advent of these ETFs, it is no longer the case. Financial professionals need to have an opinion, and it means they need to do their homework and figure out if one of these investment cases is actually worthy for their clients and suitable for their investors' portfolio. So I, I, I think it's a, a different way to set the stage. Yeah. That, that, that, I'll, I'll pass it over to Matt.

GERACI: No, I'm glad you mentioned that, because I find the intersection of digital assets and ETFs to be one of the most fascinating in finance right now. And to your point, what spot Bitcoin ETFs have done is they have opened up access. Yeah. We always talk about how ETFs have democratized access to every asset class and investment strategy and done so at a low cost in a transparent way. So I think that's a, that's an excellent point. Yeah. So on that note, Matt, go, go ahead.

HOUGAN: Sorry, Matt. No, I, I, I love that. I would just add, even for many advisors, they have clients who are already investing in Bitcoin on their own, right. And they're pro probably falling prey to security vulnerabilities or behavioral vulnerabilities. And in many cases, those assets would be better off inside the advisor relationship. One thing an ETF does is let advisors bring off book assets into their practice. Exactly. And then manage them within a portfolio context. So before I get into my excellent explanation for Bitcoin's core value, um, I do think that that's an important practice management aspect, but just to, just to go to Bitcoin's core value, I think people get tied up in knots about it. It really is very simple to me, which is Bitcoin provides a service, and the service it provides is the ability to store wealth in a digital format without relying on a centralized institution and outside of the fiat currency system. And you may not want that service, and somebody else may not want that service. But evidently, millions of people do. And the only way in the world you can access this service, you can't pay a fee, you can't pay a subscription. The only way you can access this service is by buying and owning Bitcoin. And that's the core fundamental driver. There's a fixed number of Bitcoin out there. There's growing demand for the service it provides and supply meets demand, and the price goes up. I would just add, or, or goes down if supply fall, if demand falls for sure, but Bitcoin as a service is the right way to think about its value to the world. And I'd just add one more thing. Even if you strip that away as a portfolio asset, it's pretty amazing. It has low correlations to other traditional assets. It's liquid, it has high return potential. If you put it into models using historical data, it increases your absolute and risk adjusted returns in every three year period on record, including periods where Bitcoin has gone down. So I think that's how I conceptualize its utility Bitcoin as a service that you can only access by buying the asset and as a portfolio asset by being this non-correlated liquid asset. I think it's extremely valuable in either scenario.

GERACI: Uh, Matt, is there a comparison to other assets in the marketplace? So I, I mentioned earlier, digital gold, I think you see that thrown out quite a bit, but I've seen comparisons of Bitcoin made to say private equity or venture capital. How, how, how do you view it?

HOUGAN: Yeah, I think it goes into those two buckets. As a utility asset, it is a lot like digital gold, right? Why do people like gold? It's an ability to store wealth without relying on a centralized institution or a fiat currency. The same thing is true as Bitcoin, so describing its utility, it's a lot like that in describing its role in a portfolio. It's a lot like early stage venture capital or private equity. It's a non-correlated asset with high potential returns. The difference is, and this is a huge one, is that it has no liquidity constraints. You can buy and sell it anytime the ETF is open, which is phenomenal. And so, in my view, it's, it's sort of generally better from a first principles perspective than early stage venture or than PE because it has that liquidity benefit.

LAVALLE: Yeah, I, I would add, and, and layer, and again, on that kind of PE or early stage investment, I like to think of this as a, as a disruptive technology, more holistically. And I think very quickly, um, at least, you know, we've experienced disruptive technologies in our lives. And I always say, you know, I was sitting on the floor of the stock exchange, um, you know, shrugging my shoulders at Jeff Bezos and his desire to sell books on the internet. And, uh, quickly, you know, pointing out that there were two Borders and two, you know, Barnes and Noble, uh, within a 10 minute walk of the exchange, uh, you know, this time around, I'm having a little bit more of a, a philosophical, uh, conversation about it and thinking this disruptive technology for many people, the first application of it is really not useful to people. 'cause they're like, I don't need Bitcoin to go and buy my latte in the morning. Well, that's right, because you're in a country that has a very strong, um, you know, monetary policy in a government that can be trusted. Um, the point is, is that, you know, thinking about this as a disruptive technology with a high growth opportunity, um, that can, you know, diversify your portfolio and diversify the return streams in your portfolio is something that I think should be, should be, um, you know, accepted by investors.

HYMAN: You know, the, the one thing I like to point out, and all, all this stuff is true, but if you're just looking at the last couple of years, people running up to the launch of the spot ETF said, well, that's what's driving Bitcoin prices up. And I said, well, wait a minute. They started going up long before that. They were going up all last year, and you know, what was happening last year? FTX, Bankman's on trial and a year ago in March, crypto related financial institutions going out of business and Bitcoin went up. So it wasn't, it, it, the, the notion that this was just about this spot ETFs, I think is a little misguided and, and doesn't capture the robustness of what was going on.

GERACI: We're certainly not here to offer investment advice. But when I think about investors and advisors watching this, assuming that they have an interest, a belief in allocating to Bitcoin, the next question is how do I go about doing that? And as an advisor myself, I've talked a lot about the importance of things like proper position sizing within a portfolio, disciplined rebalancing. I, I'd love to hear the view on that, that, okay, so that, that's great. I believe in Bitcoin. I think it can be additive to, to a portfolio. But how do I actually go about doing that, Matt?

HOUGAN: Yeah, you just buy my ETF Nate. It's pretty easy. <laugh>. Um, no, I mean, look, if you look at the historical data, it tells you a lot of things. One is that it's very additive to a portfolio with a few important caveats. And those are, you keep a relatively small allocation to it, otherwise it dramatically increases your volatility. And as you mentioned, you rebalance regularly because that is how you harvest the benefit of its lack of correlation. What we see is typically clients between one and 5% allocations, there is something magic that happens above 5%, which it starts driving the maximum drawdown of your portfolio, which I think raises the behavioral risk. But at one to 5%, it's been very additive to risk adjusted returns, assuming you rebalance. And I do think that's a key point.

GERACI: In, in your conversations with advisors, are you seeing them take that allocation, um, say out of equities and putting it into to Bitcoin? Is it an alternative asset? How, how is it typically viewed?

HOUGAN: Yeah, for most people, they're pulling it out of their high growth equity sleeve. Uh, that's what we see for people who have alternative sleeves. They're pulling it out of that. I met with a, uh, an advisor who exclusively serves very wealthy clients. He said the biggest risk that they have to their wealth, they're not gonna spend their way to poverty, is a shock devaluation of the dollar. And so they have a sleeve that used to be a hundred percent gold, and now it's 50% gold and 50% Bitcoin. So I do see that kind of thing for people who have alternative sleeves, but most people are pulling it out of their high growth equity bucket.

LAVALLE: Yeah, I think, I think similarly, um, we've got some research that suggests that a 5% allocation, and obviously you have, you know, suitability concerns that you as a financial professional need to take into consideration. But that, you know, um, risk adjust, risk, risk adjusted return at a 5% allocation with, you know, diligence around rebalancing. And it, it goes to back to the first point, which, uh, I made, which is ETFs have historically been really, really high quality building blocks for clients' portfolios. And historically, those that have been making allocations to Bitcoin or other digital assets have to do it outside of their, you know, financial professionals kind of, um, universe or, or, or view. And therefore, it makes it increasingly more difficult for your financial professional to be able to help you manage those rebalances and to ensure that you're not having some sort of, you know, outsized risk in your portfolio given the, you know, volatility characteristics of digital assets. So nobody here on the panel would suggest that Bitcoin isn't a volatile asset. Um, but the reality is with some diligence in making sure that you're, you know, working with your financial professional, an ETF can be a perfect tool to be that building block for you.

GERACI: Okay, that's a perfect segue here, because if investors have made the decision to allocate to Bitcoin, we talked about how ETFs have now opened up that access. Let's get into one of the most important topics, which is due diligence around the ETFs that currently exist, 11 spot Bitcoin ETFs on the market. Obviously there are futures based, uh, Bitcoin ETFs, and, uh, you know, each of you obviously is gonna be partial to GBTC, BITO and BITB, but I, I really want to talk about some of the key considerations for investors and advisors evaluating the landscape. Uh, Dave, I'll start with you.

LAVALLE: The, the thing that I've been saying for 15 plus years in ETFs is not every ETF is created equal and not, you know, every ETF issuer isn’t created equal. Um, and you really need to do your diligence. And there are differentiating characteristics now in the case of something that's, you know, a commodity and, you know, we talk about like a, you know, a finance product, um, you know, or financials product, uh, so to speak. One might have 60, you know, uh, constituents might have, one might have 10. The, the return profiles could be varied, wild deal, wildly. When you have something that's a commodity, uh, the return profile should largely be, um, you know, exactly the same. So it comes down to issues around, you know, track record, fee, et cetera. Um, and you need to do your homework on that. Um, one thing that I always say is go, go to the website of the issuer and, and see if they're able to answer the questions that you have. Call the issuer, um, see if they're able to answer the questions you have. This is largely about education, and education is going to be critical to, you know, educate yourself as a financial professional, and then also to educate your clients. In many instances, financial professionals tell us, it's an awkward conversation because our clients are sometime sometimes more informed than we are about this. Um, there's a lot of information out there, uh, with the firms that are, you know, up here in the New York Stock Exchange as well, and the institute. Uh, and so it's incumbent upon, you know, individuals to, to educate themselves.

GERACI: Matt, how do you think of this topic of due diligence?

HOUGAN: Yeah, I think that's broadly right. I mean, look, there are things that matter, like fees. We're proud to be a low cost provider, but I really do think it's expertise. When you buy an ETF, you don't just buy the ETF, you own the ETF, and what that means is that your clients are going to ask you questions. So it is really important that you have a provider who has expertise in the crypto space, who has a dedicated team that will be there to answer those questions. Whether the ETF just launched, or it's now been a year, whether Bitcoin's price is up or it's now down, whether there's good regulatory news or bad regulatory news, uh, we find that the people who migrate towards, you know, many of the ETFs are looking for that crypto native ETF issuer that has deep expertise in this space to help answer those questions.

GERACI: Uh, Maital you have a really unique perch here at the New York Stock Exchange, and that obviously when you look at these products, you can evaluate 'em on things such as tightness of spreads and looking at premiums and discounts. Can you offer some additional perspective around that, because those are important considerations as well, clearly in the due diligence process.

LEGUM: Sure. So, you know, the beauty of the ETF wrapper and now Bitcoin can take advantage of that wrapper are the efficiencies that come with that. So, you know, reduction in premium discount, tighter spreads. I mean, we, you know, once you are listed on the New York Stock Exchange, we have many variant levels of liquidity programs and where we incentivize market makers and different market participant participants to, um, show, you know, tight bid asks and create the best market quality out there. So when your clients, everybody here, uh, goes on screen and looks at each of these ETFs, they feel very comfortable in buying and selling that whenever, you know, we are incentivizing our market makers to participate in the auction and to provide depth and to provide liquidity and to make sure that the spreads are tight and the efficiency of the wrapper as well as the interest and the, you know, the trading all make that a very comfortable experience that I think a lot of, you know, the advisors are already really well, has have been through many times, are really comfortable doing so. So we wanna create that marketplace where once you're, you know, you're ready to go and you're comfortable in investing in Bitcoin. Now the secondary market should be really no different than any other ETF and how you go, uh, about trading it. And hopefully you have a smooth experience. And we have all of our programs, you know, these issuers are well seasoned, you can call them, they can help you make these trades, um, as well. But we think that the marketplace, um, and that is kind of one of the big pillars in what we do here, is create the best marketplace for these ETFs to trade. So, you know, in a, in a nutshell, I think it's not that different than any other ETF out there. You know, we have over 2100 ETFs listed on the New York Stock Exchange, and there shouldn't be. I, I don't, I don't, we don't see a difference really in the market quality, um, across the board with these, and especially, you know, each of these gentlemen's ETFs that are, that are listed with us, um, I think they have, um, experienced really good market quality and our market makers isn't a lot of, um, trading going on. And you should feel comfortable, uh, with that in, in your process. No different than, you know, any other. Yeah,

HYMAN: It's great point. Um, with regards to the trading quality, if you are a financial advisor, a registered investment advisor, and you know, somebody from our firms says, Hey, do you wanna talk to our capital markets guys and really understand what's going on here? And you're kind of used to saying, nah, I'm good. Take that call this time. Because there's a lot to learn here about how the ETFs, whether they're futures based as ours or the spot ETFs, this is a little bit different than just, you know, putting 50 or a hundred, uh, S&P 500 stocks in an ETF, take the five, 10 minute call so that you can tell your clients, I know how these are working. And I think that that'd be a useful piece of due diligence. You'll learn something.

HOUGAN: Yeah, you'll learn something. Yeah, you definitely will. And I, I'll add that different firms are handling that kind of trading and execution differently, and it does translate into premiums and discounts in different ways.

GERACI: Simeon, um, with what you were saying, with futures based products, I'm really curious how you think about the ETF due diligence process, because clearly futures based products are different than spot. Um, what, what are some of the considerations for investors there?

HYMAN: Yeah, I mean, there, there are differences. There are important differences. And first of all, there's structural differences. Uh, as a futures based product, we're a 40 act ETF, some folks need that. Uh, and that's an important piece of the puzzle. Some folks are interested in the regulated nature of the futures market as distinct from the spot market. That can be a piece of utility. And we're still the folks out there with options on BITO. So those are distinguishing things that are important. There may be aspects of the spot ETFs that are, that are more important to you as a, as a, as a user. And those are some of the, some of the distinctions that are still there. And it's, it's a new, it's still a new asset class with different ways of getting access that have their pros and cons.

GERACI: Obviously, we're here focusing on ETF education with the ETF Central and the ETF, uh, institute platforms. Uh, Dave and Matt, I'd love to have you both talk more about how you are approaching ETF education in the marketplace, because this is an initiative for both of your firms. Um, there is a lot of education that needs to be done, both on the underlying crypto assets themselves, a-also the delivery vehicle and the ETF. Can, can you just talk a little bit about some of the initiatives that you currently have in place and what you're looking to do going forward, Dave?

LAVALLE: Sure. It's not new for us. We've been doing this for, for 10 years. Um, and the product is GBTC has been in market for, for over 10 years, obviously only the past three months or three months in a couple of days, I guess, as an ETF. Um, but this is not, this is not new for us. We are dedicated, you know, crypto asset manager and we're dedicated to, you know, educating our clients on exactly how, you know, crypto fits into their clients' portfolios. The difference now is that in the form of an ETF, as I spoke about earlier, it just gives you, uh, as a financial professional and an individual advisor, um, you know, the opportunity to kind of slot into your portfolio with a little bit more ease because the access is going to increase. Um, but when it comes to, you know, direct education, it's understanding the investment case for it, understanding how you would make, uh, an allocation, understanding how you manage the risk, understanding the suitability around it. Um, and then more importantly, Bitcoin is just the beginning of this. Um, you know, we happen to have, you know, a dozen plus more products that are already in market that, you know, we're gonna continue to, to, to push along and we're gonna continue to push the boundaries to be launching more products. So this is about, um, more than just Bitcoin. It just happens to be that the focus for the past three months has certainly been on Bitcoin because, um, it's at the forefront of the conversation, given that it's now in an ETF wrapper.

GERACI: Matt, you've been in the ETF industry a long time. You made the pivot to crypto again, you're at the intersection of both. How have you approached education?

HOUGAN: Yeah, I love seeing these two worlds come together. It makes me feel, uh, right at home. You know, at Bitwise we did 20,000 meetings with financial advisors last year to talk about Bitcoin and ETFs. And so a lot, as Dave mentioned, is just continuing to do that. I think if you're looking for an ETF issuer, they should have a team that's there to answer your questions. It's producing materials. We have a Bitcoin ETF library with 22, 2-pagers answering the key questions on Bitcoin. And that commitment continues every day. 'cause this place continues to evolve. But, you know, the, the financial advisory business is a personal business. You need to be out there meeting people, uh, traveling around and having these conversations directly. The good news is there's just huge interest. People want to have these conversations. And so it's, it's as simple as pounding the pavement.

GERACI: Do you get more questions on Bitcoin itself or the wrapper in terms of the ETF? Or is it both?

HOUGAN: Uh, I, I would say the questions are primarily around Bitcoin itself, and I think that's a testament to how well these ETFs have worked. They've launched, they track perfectly, they use institutional custodians. Um, they're easy to access, so people want to know about Bitcoin. And then increasingly, probably the shift from pre ETF to post ETF is we get a lot more questions about application into the portfolio. Mm-Hmm, <affirmative>. So prior to the ETF, it was a lot more kicking the tires on Bitcoin. How do you value it? What about this concern? What about that concern? Now it's about how often do you rebalance? Is it a tolerance based rebalancing strategy or a quarterly or an annual rebalancing strategy? You know, where do you draw from it in the portfolio? Those practical questions have really come to the fore post ETF launch.

GERACI: I want to, go ahead

LEGUM: You know, we have spent a lot of time here investing in education, ETF education, uh, in general as a wrapper. And you know, these, you know, they're, we're talking about Bitcoins and ETFs, but just overall education and our investment, and you just mentioned it, etfcentral.com, and we, we've built out an entire section where you could just learn about the wrapper before we even get down to what kind of ETF do I want. Uh, and we're heavily investing in that today. Uh, we encourage you all to, to go visit. Um, a lot of these, um, guys have been on our videos, have, you know, in content, um, and different articles. So I encourage you to go visit that website and not only learn all about Bitcoin, but but about the ETF wrapper itself. Um, and I know, we'll, we'll go into a little bit more at the, at the end about the ETF design, you know, the ETF designation. Uh, but that's also something that we really wanna encourage people to go out and get right to learn more about the ETF wrapper or the digital currency. You know, I think there's a new module that you had mentioned, um, and that would be something that, um, would really help you understand the marketplace.

HYMAN: You know, there's a couple of interesting things here. One, we're all committed to education because we don't want somebody learning about Bitcoin on the other guy's platform, and then they're gonna stay there. So we approach this, we just wrote a piece on the, halving, you asked me 10 years ago if we were gonna write a piece on the having, I wouldn't even know what you were talking about. So we're all committed to having that level of knowledge to share with folks. But Matt, you said something, something that was interesting at the beginning. Like, I can't think of a time where we've had an asset class that's so volatile and uncorrelated and also so easy to put in your portfolio. The knowledge of what to do with a volatile, uncorrelated thing has heretofore been within the foundations and the endowments. Mm-Hmm. <affirmative> because that kind of asset was not so easy to get. So we kind of gotta help people. 'cause the folks who are managing, you know, high net worth portfolios, haven't had access to that thing. You go to Yale, they know what to do with an uncorrelated, volatile thing, but some folks need a little bit of help from us.

LAVALLE: Yeah. And I, I think the difference, look, look, ETFs have been democratizing assets. We've said it like so many times, the difference now versus 15 or 20 years ago is that the ETF wrapper is a point of credibility for the underlying asset. Historically, it's like, you know, we're kind of going back and forth through the regulatory process, which, um, you know, is looking at the underlying asset and liquidity characteristics of it, and is it going to be able to kind of, you know, tie to the net asset value and is the ETF creation redemption process gonna work? And is the ETF wrapper gonna work this time around? And look, it was a protracted conversation, but it was largely just around the underlying asset because the ETF has been battle tested. And so the point that now this asset is inside this ETF wrapper that many financial professionals have really relied upon is giving a different level of credibility and forcing these questions really more focused on the actual underlying asset. And what I've been saying is there's a spectrum of where people are on their kind of crypto journey. And, you know, on some ends it's, you know, the one extreme, it's, you know, Bitcoin and digital assets are, you know, for illicit activity and, and terrorism. And the other extreme is, you know, Bitcoin and digital assets are gonna change the way we do everything, and we're trying to meet the investor wherever they are on that spectrum and deliver the, you know, exposure and the product that fits their, you know, their, um, management style, their and, and their client's needs.

GERACI: When we talk about the interest around Bitcoin ETFs and certainly the flows into the products, what type of impact can that have on the price of the underlying, there's a lot of discussion around, um, are ETFs driving the price of Bitcoin? If so, how much, to what degree? Matt, I know this is something that you've talked a little bit about, can you, uh, elaborate on, on maybe the interrelationship between the Bitcoin ETFs and the price of Bitcoin itself?

HOUGAN: Absolutely. Um, you know, a lot of people spend a lot of time thinking about how to value Bitcoin. And there's, you know, 80 page papers on this question. Ultimately, it comes down to supply and demand. And because the supply is known, there will only be 21 million. We know exactly at which they're issued, then the price is set by the level of demand. I do think it's fair to say that ETFs represent a demand shock on the Bitcoin ecosystem. If you think about the US wealth market, only about 20% is self-directed. The other 80% is professionally managed money, whether wealth advisors or institutions, and by and large, that chunk of the market couldn't access Bitcoin pre -ETF. So we've multiplied the addressable market significantly, and that's creating a demand shock, which I do think has contributed to the price moving up since we launched. It doesn't guarantee that the price will continue to go up. Of course, the demand could falter, other parts of the demand spectrum could change. It's not the whole market, but I think it is fair to say that it opened up a major new addressable market to invest into Bitcoin and that that is positive long term for price.

GERACI: Dave?

LAVALLE: I, I would also say that despite the fact that roughly 30 trillion in, you know, kind of managed wealth in the US market, um, has kind of been opened up, that the process, which we talked about and touched on before, of the actual diligence process and actually being onboarded, those platforms hasn't yet happened. These products have been in market for three months. Um, these diligence processes are, um, you know, kind of ongoing. Uh, and so I don't really think the, so to speak, the spigot has kind of been turned on yet for allocations to actually happen in that, you know, 30 trillion of, of wealth that we think, um, will be available in the near near term here. So, um, you know, we mentioned the halving the halving is essentially going to, you know, decrease the supply. We mentioned this, you know, kind of demand shock. Um, I'm not an economist, but, you know, increased demand and reduced supply seems to be a positive indicator for prices in the future.

GERACI: We, we've obviously talked about how, uh, Bitcoin ETFs have opened up access to Bitcoin. We clearly just talked about the potential impact on price. If, if I'm an advisor who, maybe I buy into the fact that Bitcoin is something that belongs in a portfolio, even though the ETFs have done exactly what, what we, what they should have done and, and they've continued to trade well, everything that we expected. I know there are some advisors who are still skeptical as to whether or not the ETF actually owns Bitcoin Oh, itself, and I bring that up simply because if you go back over the past decade plus, we heard this with physical gold ETFs. Yeah. That physical gold ETFs don't actually own the underlying. It's not stored in the vaults. And so I, again, I don't wanna get too far in the weeds, but I'd love to have, you know, Matt, Dave, just chime in on, do these actually own Bitcoin <laugh>?

LAVALLE: These guys shared all their wallets.

HOUGAN: I mean, at, we're at the extreme end of that spectrum. We actually published the Bitcoin address at which addresses, at which we hold the Bitcoin. So you can go on a blockchain explorer and precisely verify that Bitwise has the exact number of Bitcoin that it holds. You make the right analogy to gold. I remember them blindfolding Bob Pisani and driving them around and then putting them into the vault. Uh, conspiracy theories will live forever, but I think, you know, whether it's, whether it's Bitwise publishing the actual addresses, which just solves it at 110% level, um, or, you know, high quality auditors attesting, of course they own the Bitcoin.

LAVALLE: Yeah, I would, um, focus on the, um, extreme audits that we go through. We've been an SEC reporting company, uh, for, you know, back in 2020. Um, so you know, far before the, the product was, you know, trading as an ETF on the New York Stock Exchange, and, um, leverage high quality auditors that we, you know, certify to, and the, the Bitcoin's in the vault.

HYMAN: I, I report that, uh, bitcoin futures are on a regulated exchange, <laugh> with a clearing house and all that good stuff. So that was already pretty much taken care of by the, uh, structure of the futures market.

GERACI: What about custodian risk? So there's been a lot made that these assets are concentrated at a single custodian. I, I know, depending upon issuers, some issuers are using other custodians. We have an issuer using that, that self custodying. Um, any thoughts on that quote unquote, centralized risk of a single custodian?

LAVALLE: Um, look, we've been focusing on security risk, um, on our, on our custody for a long time. Again, pointing to our 10 year track record. And we're pretty proud, um, to say that, well the measures that we have put in place have kept our assets safe. Um, but it's something that we're constantly focused on. Our information security is something that is paramount to running our business. Um, and actually a pillar of why we haven't shared, um, you know, our wallet addresses. It's not because we're, you know, hiding that it's for just that reason of ensuring that our information security and the assets that we're holding for our clients is, um, is paramount.

GERACI: Matt?

HOUGAN: Yeah I mean, of course Bitwise has been managing billions of dollars of assets as well for seven years in the crypto market. Uh, and we're, we're experts at security as well. Our view, which I think is validated by many outside, there's no material security or indeed any security risk to disclosing your, your Bitcoin address. We think most issuers should do it as an improvement on audit. But I do think the custody market is a very mature market and the public may not have a full view. These are separately structured state trust, chartered qualified custodians that have been in business securing huge amounts of Bitcoin for a decade or more. Um, these are not the same as holding Bitcoin on your phone. It's an entirely different process with an extremely strong series of guarantees, some insurance in place, uh, and established procedures.

GERACI: Okay. Before we move on from the topic of Spot Bitcoin ETFs, because I do want to look ahead in terms of what may be on store or in store moving forward, Simeon, you mentioned, uh, the volatility of Bitcoin in a portfolio. And I would be remiss if I didn't mention that Pro Shares recently launched two times leverage and inverse, uh, spot Bitcoin ETF products. Um, how should those be used in a portfolio? Are are these for the trading crowd? What are some considerations around those products?

HYMAN: You know, tha-thanks for bringing it up. We launched BITU or bit-u uh, two times the daily performance of daily returns of Bitcoin and SBIT minus two times the daily performance of Bitcoin. And we're really happy to get those tools out to folks. You got a few simple use cases. One, yes, you can magnify those returns either to the up or the down, but you can also get more return with less capital at risk. And of course you can use them for hedging. So, uh, important tools and again, just the expansion of the ecosystem I think is, is good for everybody. Uh, who's looking for opportunities to invest in what is increasingly becoming a mature market with lots of options. And we're very happy to offer these options.

GERACI: Okay. When you talk about the expansion of the ecosystem, let's look ahead and the hot topic of conversation right now is Spot Ether ETFs. I know both, uh, David Grayscale has a filing. Matt, Bitwise has a filing. And so I want to caveat that we know there are only certain things that you can currently discuss around that, uh, given that these are live filings, but what can you tell us about the status of those filings? Um, how optimistic are you on potential approval? Anything else around Spot Ether ETFs, Matt?

HOUGAN: Sure. There are a large number of filings in the market. As you know, Nate, they run on sort of a 240 day SEC calendar review. I believe the first filing, which is not not Bitwise's, is up in May. And Bloomberg has assigned something like a 25% chance of approval. Obviously we can't speak to our, our specific filing, but I think the consensus in the media is that it's unlikely to gain approval at that first. That doesn't mean it's impossible, it just means that that's the consensus in the media. Look, I do think we have entered the ETF era of crypto and whether we get approval in May or later, we've demonstrated that the launch of ETFs lower costs and improve protections for investors looking to access this asset class. So I do think an Ethereum ETF is a question of, of when and not if, and I do think it will be great for investors to gain access to the second largest crypto asset, which has very different uses than Bitcoin.

LAVALLE: Yeah, I would, I would echo the, the comments that Matt made about, we've proven that the ETF can work for digital assets. That's a really, really important proof point. Um, we do have some 240 day clocks, um, expiring at the end of May. Uh, and approval or denial, I think it's going to be really insightful to see what the SEC actually says, uh, because we really haven't had the opportunity to hear their opinion on what they think about, um, you know, Ethereum in a, in a spot ETF context. And so, um, we're looking forward to that.

LEGUM: You have to remember that the Bitcoin filing that went through several cycles of 240 days over the last however many years, seven plus years. Uh, so, you know, hopefully it won't be as many, but you, you know, Dave made a good point. Once we do get, get an approval or disapproval, we actually get feedback. And so it's very hard to ascertain what the SEC is thinking or what, you know, what hurdles need. Hurdles need to be overcome in order order for them to approve those regulatory filings, uh, and listing rules to, to list all the funds.

GERACI: Well, on the potential hurdles, one that I've seen out there is the correlation between futures and spot. So obviously we have, uh, ether futures based ETFs already out in the market, just like we've talked about with the other, uh, digital asset ETFs. Those are performing as expected trading, well, doing what they're supposed to. Um, but I've, I've heard this argument mounted that perhaps there's a lack of correlation or not as strong enough correlation between, uh, the spot and futures markets. I know both Bitwise and Grayscale have done a lot of work on that. Uh, are, are you able to comment on that?

HYMAN: I'll chime in 'cause the lights are on. We've got E-E-T-H Ethe is our Ether futures ETF, um, yeah, the, the, the relationship between the futures and the spot price is an interesting one. These are, you know, asset classes that don't, there's no storage cost here. So people remember the beginning of the, uh, pandemic and oil had to, was piling up. Where do you put it? There's none of that here. So super conceptually what that means is that, uh, the premium of a future, of a futures contract on something with no storage costs should simply be equal to short-term financing costs. And then if you're in an ETF like BITO or EETH you earn that on the cash collateral. So you should be pretty darn close. It hasn't quite worked out that way. And what I'd submit is, is a driver is something that I would suggest is coming down, but is almost a pseudo storage cost. Because as the custodial and all the framework around spot has, has begin to mature in front of that, the futures almost have a pseudo storage cost. 'cause they're a regulated place. And I think that's gonna get even better and better because as the spot market matures, that means that there's less of a need for a quote unquote sort of pseudo storage cost in the regulated futures futures market. So it's back to, it's all good for all of us. The more of this stuff that's going on, the better the spot market gets, the better the futures market gets.

GERACI: Matt, any comments?

HOUGAN: I, I, I think those are, I think those are fair points. I, I'd go back to what we said earlier, which is we'll learn a lot in May because if you look at the, the data without speaking to any specific filing, there are high correlations between, uh, Ethereum futures and spot. And it will be interesting to see what the, what people have to say.

LAVALLE: Yeah, I think, I think, um, we would all, uh, be remiss if we tried to predict the behavior of the, the SEC in, in this, and we really need to put some data behind it. And the best way we're gonna put data behind it is to see, you know, what they write in an approval or a denial, uh, in about a month.

GERACI: Just a few minutes left here is we look ahead, um, beyond spot Ether ETF. So I, I think we would all agree that spot Ether ETFs will happen at some point. It's just a matter of when. Um, but could you see other digital assets being wrapped, uh, in an ETF? Or are Bitcoin and Ether unique? Because we do have those CME traded futures, we have that market. And so perhaps regulators are able to get more comfortable, um, around having, you know, spot Bitcoin and spot Ether products because of that. So the question is, could do, do you think, say in the next two or three years, we could see digital assets, uh, ETFs expand beyond, uh, Bitcoin and Ether?

LAVALLE: I think a hundred percent. I think the path to digital asset ETFs happen to be through this, you know, regulated market on the the futures side. Uh, but as the digital asset marketplace holistically continues to expand and to mature, I mean, we've already proven that, uh, we can do it with Bitcoin. Um, we're having a really fruitful conversation around Ethereum. Um, but we have a number of products that are SEC reporting already, and we're trying to pull these further into the regulatory perimeter. And I think the guys just made a really good point about the entirety of the ecosystem becoming more mature, more products, more opportunities for, uh, efficiency in the marketplace, um, will be good for end investors. And the demand, I think, is only going to continue to grow.

GERACI: Simeon

HYMAN: If another currency gets large enough to support a futures market, it is not gonna take very long to happen. So we, we always stand at the ready, but, uh, I can't imagine there won't be another couple of currencies that, that emerge, um, sufficient of scale and size for all of us to participate. It's gotta happen.

HOUGAN: Yeah, I, I mean, I'm optimistic on a long-term time horizon as well. Uh, again, I think we've entered the ETF era for crypto, and if you, if you pan out, you're gonna use this wonderful wrapper to give people exposure to what they want. The exact regulatory pathway to get there, uh, will determine based on what happens over the next few years.

GERACI: Maital you get the final word.

LEGUM: Yeah, I mean, um, you know, I don't know if anybody who sat in that room 10 years ago thought of Bitcoin ETF, was gonna come to market whether or not there be futures. So I think it's early innings. We are really excited about it. We don't, we, we will work, you know, bring us your ideas, guys, we'll work on them. We'll put a filing in, we'll get some feedback and we'll continue to push that envelope, right? That's, that's what it's all about.

GERACI: Well, what a fantastic conversation. Thank you so much for joining me today. This was, this was excellent.

LAVALLE: Thanks Nate.

HYMAN & HOUGAN: Thanks for having us

GERACI: Thank you everybody for attending, uh, this webinar for all of the Certified ETF Advisor. Uh, holdees, you can go and log this as a continuing education credit hour at cetf.org. If you are interested in pursuing the CETF designation, you can go to ETFcentral.com and again, click on the ETF Institute link. The other thing that I would mention is that, again, we recently released a brand new module on digital assets, where we go through all the inner workings of these products, both futures based and spot. We talk about the regulatory environment. So would highly encourage, uh, taking a look at that as well. Thank you very much for joining us today.

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